FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JULY, 2006

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

1066 West Hastings Street , Suite #1640, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.

News Release dated July 5, 2006- International KRl Resources Corp. And Logan Resources Ltd. Appoint Michael Hibbitts To Vice President, Exploration

2.

News Release dated July 27, 2006- Logan Resources Ltd. Completes Non Brokered C$500,000 Private Placement

3.

Audited Financial Statements For The Year Ended March 31, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Logan Resources Ltd.

(Registrant)

Date:  14 August, 2006

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V:LGR

PK (USA):LGREF

July 5, 2006

INTERNATIONAL KRL RESOURCES CORP. AND LOGAN RESOURCES LTD. APPOINT MICHAEL HIBBITTS TO VICE PRESIDENT, EXPLORATION

Wednesday, July 5, 2006 - International KRL Resources Corp. (IRK:TSX-V) and Logan Resources Ltd. (LGR:TSX-V), a related company with certain common directors, today announced that they have appointed Michael Hibbitts of Coquitlam B.C., to the position of Vice President, Exploration effective immediately.

Mr. Hibbitts is a Professional Geoscientist with over 25 years of mining and exploration experience with particular emphasis on early stage exploration and the development of deposits and geological systems. He spent the past two years with New Gold Inc. as Vice President Exploration and Development, responsible for the underground development and exploration for the New Afton Mine.  Prior to that he spent six years with Northgate Exploration Ltd. where he was instrumental in the development of British Columbia's Kemess Mine from the initial stages to production at 53,000 tonnes per day. He gained extensive surface and underground mining experience through other key positions with major mining companies, including Noranda Mines and Sherritt Gordon Mines where he supervised feasibility studies and developed mines for production. He is the co-recipient of the 2002 E.A. Scholz Award for Excellence in Mine Development, presented by BC and Yukon Chamber of Mines, for his work on the Kemess Mine Project. He obtained his B.Sc. in Geology from Dalhousie University.

“Michael will be a tremendous asset to both Logan and International KRL especially now as they undertake such aggressive diamond drill programs,” said Seamus Young, President and CEO.  “We have great expectations for our projects and for Michael’s insight and contribution to them and our team,” he added.

International KRL Resources granted Mr. Hibbitts 250,000 incentive stock options priced at $0.45 for a period of two years. Logan Resources Ltd. has also granted Mr. Hibbitts 250,000 incentive stock options priced at $0.45 for a period of two years.  Any shares issued upon exercise of the options will be subject to a four-month hold period from the date of this news release.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and development of Canadian mineral properties. The Company is currently exploring for uranium, copper, and gold in the Yukon Territory, Saskatchewan, Ontario and British Columbia.  A 15,000-metre diamond drill program on the NOR property (copper, gold, uranium) is underway. For more information on the properties and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

Logan Resources Ltd. is a mineral exploration company with an impressive portfolio of Canadian projects. The Company is currently exploring for copper, gold and uranium in the Yukon Territory, uranium in Saskatchewan's uranium-rich Athabasca Basin as well as gold, silver, lead and zinc in British Columbia. For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD OF

INTERNATIONAL KRL RESOURCES CORP. & LOGAN RESOURCES LTD.

“Seamus Young”

Seamus Young

President & CEO

For Further Information Contact:
International KRL Resources Corp.

Logan Resources Ltd.

Seamus Young, President & CEO

T: 604-689-0299

E: info@krl.net, info@loganresources.ca

TF-Canada: 1-877-689-6130

TF-USA: 1-800-665-3772

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

NEWS RELEASE

TSX-V:LGR

PK (USA):LGREF

Thursday, July 27, 2006

LOGAN RESOURCES’ DIAMOND DRILL PROGRAM UNDERWAY

AT SHELL CREEK

Thursday, July 27, 2006 - Logan Resources Ltd. (TSX-V:LGR) today announced that the 4,000-metre diamond drill program on its Shell Creek property in the Yukon has commenced.  Several high priority targets are being tested.

Shell Creek (copper-gold-uranium)

Geological and geophysical crews were mobilized to Shell Creek in early June. The camp was established and crews have been concentrating on the north end of the property where copper mineralization has been identified on surface.  Additional ground magnetic surveys with narrower line spacing and a detailed geochemical sampling program have since been completed.  Results from the geochemical survey are being analyzed by Acme Labs in Vancouver.  The results are expected to be available in the 2006 field season.

The Company has established several high priority coincident geochemical and geophysical targets. An area 8 km by 2.5 km is underlain by an extensive copper anomaly along with gold, uranium and rare earth anomalies. Induced polarization surveys have located coincident priority targets, which will be tested with the ensuing diamond drill program. The program will consist of approximately 10 holes between 400-600 metres in depth, spotted across the 8 km strike length.

The Shell Creek property lies on the edge of the Tintina fault and is situated over the largest gravity anomaly in the Yukon as well as being associated with a large magnetic anomaly.  Logan Resources Ltd. has a contract with E. Caron Diamond Drilling Limited of Whitehorse, Yukon to complete the 4,000-metre drill program. Assays will be reported as they are received.

Heidi (gold)

A geological crew has been working on the Heidi gold property during the past several weeks. The holes for the 2,000-metre diamond drill program have been spotted. The drill program will test several high priority targets established from the coincident gold geochemical anomaly and the induced polarization survey. Heidi will be drilled following completion of the Shell Creek drill program. A second camp will be established to service both Heidi and Cheyenne shortly.

Cheyenne (gold)

Company geologists have been on the Cheyenne property collecting samples, reviewing the showings, mapping and establishing targets for the 2000-metre diamond drill program. Rock samples from the main target area, collected by the Company in early July have been sent to Acme Labs in Vancouver for analysis. Drill holes are being spotted currently for the proposed 2000-metre diamond drill program.  A drill program will commence later this summer.

Michael Hibbitts, P. Geo, Vice President Exploration is the Qualified Person for these properties.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing early-stage Canadian mineral properties. The Company is currently exploring for copper, gold and uranium in the Yukon Territory (Shell Creek, Heidi, Cheyenne). Logan’s impressive property portfolio also includes gold, silver, lead and zinc projects in BC (Redford, Albert Creek, Antler Creek) and uranium project in Saskatchewan (Carswell). For more information on the properties and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

“Seamus Young”
Seamus Young, President

For Further Information Please Contact:

Seamus Young, President & CEO

syoung@loganresources.ca

T: 604-689-0299

Michael Hibbitts, Vice President – Exploration (Qualified Person)

mhibbitts@loganresources.ca

T: 604-689-0299

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

Logan Resources Ltd. (An Exploration Stage Company) Financial Statements For the Years Ended March 31, 2006 and 2005 (Expressed in Canadian Dollars)

Auditors’ Report

To the Shareholders of

Logan Resources Ltd.

(An Exploration Stage Company)

We have audited the balance sheets of Logan Resources Ltd. (An Exploration Stage Company) as at March 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial positions of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ “Manning Elliott LLP”

CHARTERED ACCOUNTANTS

Vancouver, Canada

June 22, 2006

Logan Resources Ltd.

(An Exploration Stage Company)

Balance Sheets

As at March 31, 2006 and 2005

(Expressed in Canadian Dollars)

	2006	2005
	$	$

Assets
Current Assets
Cash	265,565	150,353
Cash committed for mineral exploration	250,940	235,056
Short-term investments	50,000	–
Marketable securities [Note 2[e]]	75,000	63,500
Amounts receivable	96,309	41,632
Prepaid expenses	1,667	1,822
Due from related parties [Note 9]	–	63,357

	739,481	555,720
Property Bonds	5,000	5,000
Property and Equipment [Note 3]	31,450	2,989
Mineral Properties [Note 4]	1,703,741	1,047,423

	2,479,672	1,611,132

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	46,247	30,140
Due to related parties [Note 9]	134,020	14,732

	180,267	44,872

Shareholders' Equity
Share Capital [Note 5]	6,370,101	5,326,546
Share Subscriptions Receivable [Note 9[e]]	(177,000)	(20,000)
Contributed Surplus [Note 8]	296,818	270,618
Deficit	(4,190,514)	(4,010,904)

	2,299,405	1,566,260

	2,479,672	1,611,132

Contingent Liability [Note 1]

Subsequent Events [Note 11]

Approved on behalf of the Board:

/s/ “Seamus Young”	/s/ “Judith Mazvihwa”
Seamus Young, Director	Judith Mazvihwa, Director

Logan Resources Ltd.

(An Exploration Stage Company)

Statements of Operations and Deficit

For the Years Ended March 31, 2006 and 2005

(Expressed in Canadian Dollars)

	2006	2005
	$	$

Revenue	–	–

Expenses
Administration salaries	85,560	88,225
Amortization	4,380	624
Management fees [Note 9[a]]	42,500	31,770
Office, rent and telephone [Note 9[a]]	59,841	38,045
Professional fees	48,634	44,673
Stock-based compensation	110,842	265,943
Transfer agent and regulatory fees	28,649	28,902
Travel and promotion	175,496	109,077

	555,902	607,259
Loss Before Other Income (Expense)	(555,902)	(607,259)
Other Income (Expense)
Gain on option of mineral property	9,000	40,316
Gain on sale of marketable securities	82,931	–
Interest income	6,436	554
Impairment loss on mineral properties	–	(1,320)
Impairment loss on marketable securities	–	(3,500)
	98,367	36,050
Net Loss Before Income Taxes	(457,535)	(571,209)
Income Taxes
Future income tax recovery	277,925	–
Net Loss for the Year	(179,610)	(571,209)
Deficit, Beginning of Year	(4,010,904)	(3,439,695)

Deficit, End of Year	(4,190,514)	(4,010,904)

Net Loss per share - Basic and Diluted	(0.01)	(0.03)

Weighted Average Shares Outstanding	18,757,000	13,692,600

Logan Resources Ltd.

(An Exploration Stage Company)

Statements of Cash Flows

For the Years Ended March 31, 2006 and 2005

(Expressed in Canadian Dollars)

	2006	2005
	$	$
Operating Activities
Net loss for the year	(179,610)	(571,209)
Items not involving cash:
Amortization	4,380	624
Future income tax recovery	(277,925)	–
Gain on sale of marketable securities	(82,931)	–
Gain on option of mineral property	(9,000)	(40,316)
Impairment loss on marketable securities	–	3,500
Impairment loss on mineral properties	–	1,320
Stock-based compensation	110,842	265,943

Changes in non-cash working capital items
Amounts receivable	3,158	(10,102)
Prepaid expenses	155	(1,822)
Accounts payable and accrued liabilities	16,107	(77,197)
Due to related parties	182,645	(115,125)

Net Cash Used In Operations	(232,179)	(544,384)

Investing Activities
Purchase of short-term investments	(50,000)	–
Proceeds on sale of marketable securities	101,131	–
Purchase of marketable securities	(17,200)	–
Acquisition of property and equipment	(32,841)	(3,416)
Acquisition of and expenditures on mineral properties	(715,377)	(479,892)
Mineral exploration tax credits received	23,724
Mineral property option proceeds	100,000	25,000

Net Cash Used In Investing Activities	(590,563)	(458,308)

Financing Activities
Proceeds from issuance of shares	970,775	1,266,182
Share issuance costs	(16,937)	(7,280)

Net Cash Provided by Financing Activities	953,838	1,258,092

Increase in Cash and Cash Equivalents	131,096	255,400

Cash and Cash Equivalents - Beginning of Year	385,409	130,009

Cash and Cash Equivalents - End of Year	516,505	385,409

Cash and Cash Equivalents consists of:
Cash	265,565	150,353
Cash committed for mineral exploration	250,940	235,056

	516,505	385,409

Non-cash Investing and Financing Activities
Marketable securities received pursuant to a mineral property option agreement	12,500	67,000
Issuance of shares for finders’ fees	30,750	18,580
Issuance of shares pursuant to mineral property option agreements	126,000	62,500

Supplemental Disclosures
Interest paid	–	–
Income tax paid	–	–

1.

Nature of Operations and Continuance of Business

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain ore reserves, which are economically recoverable. In the ordinary course of business, the Company sells or options its mineral property interests to third parties, accepting as consideration cash and/or securities of the acquiring party.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

These financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, and do not reflect any adjustments that may be necessary if the company is unable to continue as a going concern. The Company has incurred significant losses since inception. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is pursuing equity financing. Management is of the opinion that sufficient working capital will be obtained from operations or external financing to meet the Company’s liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

2.

Significant Accounting Policies

[a]

Basis of presentation

The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles.

[b]

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

[c]

Cash and cash equivalents

             The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

[d]

Short-term investments

             Short-term investments consist of highly liquid short-term interest bearing securities with a term to maturity of greater than three months on the date of purchase. Short-term investments are recorded at the lower of cost plus accrued interest or fair market value.

[e]

Marketable securities

             Marketable securities are recorded at the lower of cost or fair market value. The carrying amount is reduced to market value when the decline in value is other than temporary. As at March 31, 2006, the fair market value of the securities held was $440,600 (March 31, 2005 - $95,000).

 2.

Significant Accounting Policies (continued)

[f]

Property and equipment

             Property and equipment is recorded at cost and is amortized on a straight-line basis over their estimated useful lives at the following annual rates:

Automotive

33%

Computer equipment

25%

Field equipment

25%

Office furniture and equipment

20%

[g]

Mineral properties

              All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that are allowed to lapse, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

      When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

[h]

Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

[i]

Financial instruments

Financial instruments are comprised of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, accounts payable and accrued liabilities, and due from and to related parties. The fair values of these balance sheet items approximate their carrying values due to the short-term maturity of those instruments except for marketable securities. The fair value of marketable securities is based on the quoted market values. The Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The Company is not party to any derivative instruments.

2.

Significant Accounting Policies (continued)

[j]

Asset retirement obligations

Effective April 1, 2004, the Company adopted CICA Handbook Section 3110, “Asset Retirement Obligations”, which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at March 31, 2006, the Company has not incurred any asset retirement obligation related to the exploration of its mineral properties.

[k]

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

[l]

Flow-through shares

The Company has adopted EIC-146, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and the share capital is reduced.

If the Company has sufficient unused tax loss carryforwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carryforwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

[m]

Stock-based compensation

The Company applies the fair value method to stock-based payments to all awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, the exercise price proceeds together with the amount initially recorded in contributed surplus are credited to share capital.

[n]

Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants. As the Company has recorded a loss in each of the periods presented, basic and diluted loss are the same since the exercise of warrants and options would reduce the loss per share.

2.

Significant Accounting Policies (continued)

[o]

Comparative figures

Certain of the prior year’s figures have been reclassified to conform to the current year’s presentation.

3.

Property and Equipment

	Cost $	Accumulated Amortization $	2006 Net Carrying Value $	2005 Net Carrying Value $

Automotive	15,836	508	15,328	–
Computer equipment	3,254	1,728	1,526	–
Field equipment	3,010	1,129	1,881	2,634
Office furniture and equipment	12,438	1,799	10,639	355
Software	2,769	693	2,076	–

	37,307	5,857	31,450	2,989

4.

Mineral Properties

Acquisition costs and exploration expenditures incurred during the year on the properties are as follows:

	Acquisition Costs $	Exploration Expenditures $	Total 2006 $	Total 2005 $

Albert Creek Property [[a] below]
Beginning of year	34,000	148,058	182,058	195,555
Incurred during the year	6,757	91,046	97,803	937
METC claim	–	–	–	21,566
Option payments received	–	(100,000)	(100,000)	(36,000)

End of year	40,757	139,104	179,861	182,058

Antler Creek Property [[b] below]
Beginning of year	28,773	28,899	57,672	56,679
Incurred during the year	–	4,880	4,880	500
METC claim	–	–	–	493

End of year	28,773	33,779	62,552	57,672

Carswell Property [[c] below]
Beginning of year	–	–	–	–
Incurred during the year	–	3,500	3,500	15,683
Option payments received	–	(12,500)	(12,500)	(15,683)
Gain on option payments received	–	9,000	9,000	–

End of Year	–	–	–	–

4.

Mineral Properties (continued)

	Acquisition Costs $	Exploration Expenditures $	Total 2006 $	Total 2005 $

Cheyenne Property [[d] below]
Beginning of year	–	–	–	–
Incurred during the year	91,055	22,080	113,135	–

End of year	91,055	22,080	113,135	–

Heidi Property [[e] below]
Beginning of year	138,951	49,768	188,719	89,456
Incurred during the year	90,500	21,315	111,815	110,158
METC claim	–	(1,030)	(1,030)	(10,895)

End of year	229,451	70,053	299,504	188,719

Redford Property [[f] below]
Beginning of year	32,288	260,043	292,331	129,742
Incurred during the year	–	250	250	150,241
METC claim	–	–	–	12,348

End of year	32,288	260,293	292,581	292,331

Shell Creek Property [[g] below]
Beginning of year	219,275	107,368	326,643	86,992
Incurred during the year	85,756	424,238	509,994	239,864
METC claim	–	(80,529)	(80,529)	(213)

End of year	305,031	451,077	756,108	326,643

Total	727,355	976,386	1,703,741	1,047,423

[a]

Albert Creek Property (Liard Mining Division, B.C.)

Pursuant to an option agreement with two individuals, including the President of the Company, the Company owns the right to earn a 100% interest (75% has been earned), subject to a 2% net smelter royalty (“NSR”), in eleven mineral claims (159 units). This option (as amended on April 15, 2004) is exercisable in three stages. The first stage (51%) has been completed by paying $10,000 of out-of-pocket staking costs (paid by issuing 100,000 shares at $0.10 per share) and incurring $75,000 of exploration expenditures. The second stage (24%) has been completed by issuing 240,000 shares at a fair value of $0.10 per share, and incurring a further $100,000 of exploration expenditures. To exercise the third stage (25%), the Company must issue a further 360,000 shares by September 30, 2007. The Company will then have the right to acquire 50% of the NSR by paying $1,000,000 to the Optionors by September 30, 2008.

Pursuant to an option agreement dated April 15, 2004, amended September 7, 2004, the Company granted an option to a third party to earn a 51% interest in the Albert Creek Property.

4.

Mineral Properties (continued)

[a]

Albert Creek Property (Liard Mining Division, B.C.) (continued)

To earn this interest the optionee issued 150,000 of its shares and must incur a total of $300,000 in exploration expenditures as follows:

[i]

$100,000 on or before February 15, 2005 (received)

[ii]

a further $100,000 on or before February 15, 2006 (received); and

[iii]

a further $100,000 on or before February 15, 2007.

Upon completion of the above expenditures, the optionee will have the right to earn a further 20% interest in the property by delivering a bankable feasibility study.

The option agreement was cancelled by the optionee on March 16, 2006.

[b]

Antler Creek Property (Cariboo Mining Division, B.C.)

The Antler Creek property consists of 49 claims representing 64 units. The Company holds a 100% interest in the property, subject to a 2% NSR, held by two individuals, including the son of the President of the Company.

[c]

Carswell Property (Saskatchewan)

In fiscal 2005, the Company staked 2 claims covering a total area of 7,604 hectares on the Carswell Dome Formation, Saskatchewan.

Pursuant to an option agreement dated March 2, 2005, the Company granted an option to a third party to earn a 50% interest in the Carswell  Property.

To earn this interest the optionee paid $25,000 cash and must issue 200,000 of its shares and incur a total of $300,000 in exploration expenditures as follows:

Share considerations to be made:

[i]

100,000 shares to be issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);

[ii]

a further 50,000 shares to be issued on or before March 14, 2006 (issued) and

[iii]

a further 50,000 shares to be issued on or before March 14, 2007.

Exploration expenditures to be incurred:

[i]

$25,000 on or before March 14, 2006 (incurred);

[ii]

a further $50,000 on or before March 14, 2007;

[iii]

a further $75,000 on or before March 14, 2008 and

[iv]

a further $150,000 on or before March 14, 2009.

Upon completion of the above expenditures a joint venture will be entered into between the parties.

4.

Mineral Properties (continued)

[d]

Cheyenne Property (Mayo Mining District, Yukon Territory)

The Cheyenne property consists of 364 mineral claims in the Mayo Mining District, Yukon Territory. The Company holds a 100% interest in the property, subject to a 2% NSR. In order to exercise the option the Company must pay $300,000, issue 1,000,000 common shares and incur $500,000 of exploration expenditures, all in stages over a period of four years as follows:

Cash considerations to be made:

[i]

$10,000 upon acceptance of the Option Agreement by the TSX Venture Exchange (paid);

[ii]

a further $40,000 on or before June 21, 2006;

[iii]

a further $50,000 on or before December 23, 2006;

[iv]

a further $60,000 on or before December 23, 2007;

[v]

a further $70,000 on or before December 23, 2008; and

[vi]

a further $70,000 on or before December 23, 2009.

Share considerations to be made:

[i]

200,000 shares within 5 days of TSX Venture Exchange approval (issued);

[ii]

200,000 shares on or before December 23, 2006;

[iii]

200,000 shares on or before December 23, 2007;

[iv]

200,000 shares on or before December 23, 2008; and

[v]

200,000 shares on or before December 23, 2009.

Exploration expenditures to be incurred:

[i]

$100,000 in 2007;

[ii]

$100,000 in 2008;

[iii]

$150,000 in 2009; and

[iv]

$150,000 in 2010.

The Company will have the right to purchase 50% of the NSR retained by the optionor prior to the Commercial Production Date, for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

If the property is not in production by March 1, 2015, advance royalty payments will be made as follows:

[i]

$25,000 on March 1, 2015;

[ii]

$25,000 on March 1, 2016;

[iii]

$25,000 on March 1, 2017; and

[iv]

$25,000 on March 1, 2018.

4.

Mineral Properties (continued)

[e]

Heidi Property (Mayo Mining District, Yukon Territory)

The Heidi property consists of 54 mineral claims in the Mayo Mining District, Yukon Territory. 34 claims were acquired through staking and the remaining 20 are held pursuant to an option agreement dated April 8, 2003 that gives the Company the right to acquire a 100% interest, subject to a 2% NSR. In order to exercise the option, the Company must pay a total of $180,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $600,000 as follows:

Cash considerations to be made:

[i]

$15,000 paid upon acceptance of the Option Agreement by the TSX Venture Exchange (paid);

[ii]

a further $10,000 paid on or before July 15, 2003 (paid);

[iii]

a further $15,000 paid on or before January 15, 2004 (paid);

[iv]

a further $15,000 paid on or before July 15, 2004 (paid);

[v]

a further $17,500 paid on or before January 15, 2005 (paid);

[vi]

a further $17,500 paid on or before July 15, 2005 (paid);

[vii]

a further $20,000 paid on or before January 15, 2006 (paid);

[viii]

a further $20,000 to be paid on or before July 15, 2006;

[ix]

a further $25,000 to be paid on or before January 15, 2007; and

[x]

a further $25,000 to be paid on or before July 15, 2007.

Share considerations to be made:

[i]

100,000 shares issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);

[ii]

100,000 shares issued on or before July 15, 2003 (issued);

[iii]

50,000 shares issued on or before January 15, 2004 (issued);

[iv]

50,000 shares issued on or before July 15, 2004 (issued);

[v]

100,000 shares issued on or before January 15, 2005 (issued);

[vi]

100,000 shares issued on or before July 15, 2005 (issued);

[vii]

100,000 shares issued on or before January 15, 2006 (issued);

[viii]

100,000 shares to be issued on or before July 15, 2006;

[ix]

150,000 shares to be issued on or before January 15, 2007; and

[x]

150,000 shares to be issued on or before July 15, 2007.

Exploration expenditures to be incurred:

[i]

$75,000 by April 8, 2004 (date extended by the Optionor);

[ii]

$175,000 in aggregate by April 8, 2005 (date extended by the Optionor);

[iii]

$300,000 in aggregate by April 8, 2006;

[iv]

$450,000 in aggregate by April 8, 2007; and

[v]

$600,000 in aggregate by April 8, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

The Company staked a further 18 claims to bring the total property to 56 claims.

4.

Mineral Properties (continued)

[f]

Redford Property (Alberni Mining Division, B.C.)

The Company owns a 100% interest in 25 claims (432 units) in the Alberini Mining Division, B.C..

[g]

Shell Creek Property (Dawson Mining District, Yukon Territory)

The Shell Creek property consists of 628 mineral claims in the Dawson Mining District, Yukon Territory. A total of 558 claims were acquired through staking during the current year and the remaining 70 claims are held pursuant to an option agreement dated January 1, 2003, that gives the Company the right to earn a 100% interest, subject to a 2% NSR. In order to exercise the option, the Company must pay a total of $155,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $1,550,000 as follows:

Cash considerations to be made:

[i]

$10,000 paid to cover certain expenditures (paid);

[ii]

a further $15,000 paid upon acceptance of the option agreement by the TSX Venture Exchange (paid);

[iii]

a further $25,000 paid on or before January 1, 2004 (paid);

[iv]

a further $30,000 paid on or before January 1, 2005 (paid);

[v]

a further $35,000 paid on or before January 1, 2006 (paid); and

[vi]

a further $40,000 to be paid on or before January 1, 2007.

Share considerations to be made:

[i]

100,000 shares issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);

[ii]

a further 100,000 shares issued on or before July 1, 2003 (issued);

[iii]

a further 200,000 shares issued on or before January 1, 2004 (issued);

[iv]

a further 100,000 shares issued on or before January 1, 2005 (issued);

[v]

a further 100,000 shares issued on or before January 1, 2006 (issued);

[vi]

a further 200,000 shares to be issued on or before January 1, 2007; and

[vii]

a further 200,000 shares to be issued on or before January 1, 2008.

Exploration expenditures to be incurred:

[i]

$150,000 before January 1, 2004 (incurred);

[ii]

$350,000 in aggregate before January 1, 2005 (incurred);

[iii]

$650,000 in aggregate before January 1, 2006 (date extended by the Optionor);

[iv]

$1,050,000 in aggregate before January 1, 2007; and

[v]

$1,550,000 in aggregate before January 1, 2008.

The Company will have the right to purchase 50% of the NSR retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

4.

Mineral Properties (continued)

The following table represents exploration expenditures incurred during 2006:

	Albert Creek $	Antler Creek $	Carswell $	Cheyenne Gold $	Heidi $	Redford $	Shell Creek $	Total $

Assays	7,807	121	–	5,261	250	–	21,464	34,903
Camp supplies	–	–	–	–	–	–	5,794	5,794
Equipment rental	4,600	–	–	–	–	–	9,562	14,162
Filing and recording	–	604	–	–	–	–	10,152	10,756
Geochem surveys	–	–	–	–	–	–	15,516	15,516
Geologist fees and costs	120	–	–	–	838	–	4,837	5,795
Helicopter	12,375	–	–	–	–	–	152,807	165,182
Licenses and permits	312	–	–	–	2,500	–	2,900	5,712
Line cutting	47,811	–	–	–	–	–	13,400	61,211
Mapping	–	–	–	7,353	425	–	2,031	9,809
Miscellaneous	4,030	–	–	31	71	–	999	5,131
Mobilization	–	–	–	–	–	–	3,468	3,468
Supervision [Note 9[a]]	3,500	1,500	3,500	3,750	4,096	250	24,046	40,642
Surveys	8,585	2,655	–	3,185	1,435	–	116,695	132,555
Travel	1,906	–	–	–	–	–	40,567	42,473
Support wages	–	–	–	2,500	11,700	–	–	14,200

	91,046	4,880	3,500	22,080	21,315	250	424,238	567,309

The following table represents exploration expenditures incurred during 2005:

	Albert Creek $	Antler Creek $	Carswell $	Heidi $	Iron Horse $	Redford $	Shell Creek $	Total $

Assays	–	–	–	480	–	20,633	8,791	29,904
Assessment and filing fees	–	–	–	375	585	15,459	–	16,419
Camp costs	–	–	–	–	–	7,386	42	7,428
Drafting and report	–	–	65	89	–	325	488	967
Drilling and core logging	–	–	–	–	–	43,893	–	43,893
Equipment rental	–	–	–	–	–	344	–	344
Geochem surveys	–	–	–	–	–	–	22,804	22,804
Geologist fees and costs	–	–	1,551	4,787	200	25,715	27,183	59,436
Geophysics fees and costs	–	–	–	1,225	–	–	6,905	8,130
Helicopter	–	–	–	1,429	–	–	1,429	2,858
Supervision [Note 9[a]]	938	500	1,375	3,425	500	6,738	19,825	33,301
Surveys	–	–	–	–	–	–	13,229	13,229
Travel	–	–	–	1,868	–	2,148	4,145	8,161

Total	938	500	2,991	13,678	1,285	122,641	104,841	246,874

5.

Share Capital

Authorized: 100,000,000 common shares without par value.

	Number of shares	Value $

Issued as at March 31, 2004	9,643,176	3,848,793

Issued during fiscal 2005 for:

Cash
Flow-through private placement	2,512,000	478,000
Non-flow-through private placement	3,814,036	886,841
Stock options exercised	100,000	20,000
Warrants exercised	188,000	37,600
Mineral property option payments	250,000	62,500
Finders’ fees	74,318	18,579
Subscriptions receivable from prior year received	–	10,400
Share issuance costs	–	(40,577)
Fair value of stock options exercised transferred from contributed surplus	–	4,410

Issued as at March 31, 2005	16,581,530	5,326,546

Issued during fiscal 2006 for:

Cash
Flow-through private placement	1,213,000	303,250
Non-flow-through private placement	1,273,333	335,000
Stock options exercised	350,000	140,000
Warrants exercised	1,596,500	349,525
Mineral property option payments	500,000	126,000
Finders’ fees	67,500	30,375
Share issuance costs	–	(47,312)
Fair value of stock options exercised transferred from contributed surplus	–	84,642
Flow-through shares renunciation	–	(277,925)

Issued as at March 31, 2006	21,581,863	6,370,101

For the year ended March 31, 2006:

[a]

On January 31, 2006, the Company issued 940,000 non-flow-through units at a price of $0.25 per unit for total proceeds of $235,000. Each non-flow-through unit consist of one non-flow-through common share and one non-flow-through share purchase warrant, with each share purchase warrant exercisable into one common share at a price of $0.35 expiring on January 31, 2007. In connection with this private placement, the Company paid $16,937 and issued 67,500 common shares at a fair value of $0.45 per share as finders’ fees.

[b]

On December 29, 2005, the Company issued 1,213,000 flow-through units at a price of $0.25 per unit for total proceeds of $303,250. Each flow-through unit consist of one flow-through common share and one half of one non-flow-through share purchase warrant, with one whole share purchase warrant exercisable into one common share at a price of $0.35 expiring on December 29, 2006. Pursuant to the flow-through shares issued, the Company is committed to spend $303,250 on Canadian Exploration Expenditures (“CEE”) which should be spent prior to December 31, 2006. Exploration expenditures of $303,250 were renounced in favour of subscribers effective December 31, 2005.

5.

Share Capital (continued)

[c]

On August 15, 2005, the Company issued 333,333 non-flow-through units at a price of $0.30 per unit for total proceeds of $100,000. Each unit consists of one common share and one non-flow-through share purchase warrant exercisable at a price of $0.40 per share expiring on August 15, 2006.

[d]

Pursuant to the mineral property option agreements, the Company issued 500,000 shares at prices ranging from $0.12 to $0.30 per share for a total fair value of $126,000.

For the year ended March 31, 2005:

[a]

On February 5, 2005, the Company completed a non-brokered private placement, to a single investor, of 1,666,667 units at a price of $0.30 per unit, for proceeds of $500,000. Each unit consisted of one common share and one share purchase warrant. One warrant entitles the holder to purchase one additional common share exercisable at a price of $0.40 per share, expiring on February 2, 2006.

[b]

On October 13, 2004, the Company completed a non-brokered private placement of 1,659,365 units, consisting of 647,365 non-flow-through units and 1,012,000 flow-through units, all at a price of $0.25 per unit, for proceeds of $414,841. Each non-flow-through unit consisted of one common share and one share purchase warrant and each flow-through unit consisted of one flow-through common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share exercisable at a price of $0.35 per share expiring in April 2006. In connection with this private placement, the Company paid finders’ fees of 74,318 common shares valued at $0.25 per share and $7,280 cash.

Pursuant to the flow-through shares issued, the Company was committed to spend $252,000 on CEE. Exploration expenditures of $252,000 were renounced in favour of subscribers effective December 31, 2004.

[c]

On April 23, 2004, the Company completed a non-brokered private placement consisting of 1,500,000 flow-through units and 1,500,000 non-flow through units all at a price of $0.15 per unit for proceeds of $450,000. Each flow-through unit consisted of one flow-through common share and one share purchase warrant. Each non-flow through unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share exercisable at a price of $0.20 per share expiring on April 22, 2005.

Pursuant to the flow-through shares issued, the Company was committed to spend $225,000 on CEE. Exploration expenditures of $225,000 were renounced in favour of subscribers effective December 31, 2004.

6.

Stock Options

The Company grants stock options to employees and consultants as compensation for services, pursuant to its Incentive Share Option Plan (the “Plan”). Options issued pursuant to the Plan must have an exercise price greater than or equal to the “Discounted Market Price” of the Company's stock on the grant date. The maximum discount allowed varies with share price, with a maximum of 25% and a minimum price of $0.10. Options have a maximum expiry period of five years from the grant date. The number of options, that may be issued under the plan, is limited to no more than 10% of the Company's issued and outstanding shares on the grant date.

6.

Stock Options (continued)

The following table summarizes the continuity of the Company’s stock options:

	Number of shares	Weighted average exercise price $

Outstanding, March 31, 2004	204,000	0.20
Granted	1,350,000	0.37
Exercised	(100,000)	0.20
Cancelled/forfeited	(279,000)	0.27

Outstanding, March 31, 2005	1,175,000	0.38
Granted	1,425,000	0.44
Exercised	(350,000)	0.40
Cancelled/forfeited	(500,000)	0.39

Outstanding, March 31, 2006	1,750,000	0.42

Additional information regarding options outstanding as at March 31, 2006 is as follows:

	Outstanding and Exercisable
Exercise price $	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price $

0.30-0.50	1,750,000	1.60	0.42

The fair value of stock options granted during the year was $215,077 (2005 - $297,469). The weighted average grant date fair value of options granted during the year was $0.23 (2005 – $0.09) per option.

The fair value for stock options granted was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	2006	2005

Risk free interest rate	3.53%	3.02%
Expected life (in years)	2	2
Expected volatility	92%	134%

7.

Share Purchase Warrants

The following table summarizes the continuity of the Company’s warrants:

	Number of shares	Weighted average exercise price $

Balance, March 31, 2004	50,200	0.20
Issued with private placements	5,820,032	0.29
Exercised	(188,000)	0.20
Expired	(200)	0.20

Balance, March 31, 2005	5,682,032	0.29
Issued with private placements	1,879,833	0.36
Exercised	(1,596,500)	0.22
Expired	(1,467,000)	0.21

Balance March 31, 2006	4,498,365	0.37

At March 31, 2006, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date

911,865	0.35	April 13, 2006
100,000	0.35	April 25, 2006
1,666,667	0.40	August 1, 2006
333,333	0.40	August 15, 2006
546,500	0.35	December 29, 2006
940,000	0.35	January 31, 2007

4,498,365

8.

Contributed Surplus

The following table summarizes the continuity of the Company’s contributed surplus:

Amount $

Balance, March 31, 2004	9,085

Fair value of stock options granted	297,469
Fair value of stock options cancelled/forfeited	(31,526)
Fair value of stock options exercised transferred to share capital	(4,410)

Balance, March 31, 2005	270,618

Fair value of stock options granted	215,077
Fair value of stock options cancelled/forfeited	(104,235)
Fair value of stock options exercised transferred to share capital	(84,642)

Balance, March 31, 2006	296,818

9.

Related Party Transactions

[a]

The Company paid the following amounts to related parties at their exchange amounts:

	Year Ended March 31,
	2006	2005
	$	$
Management fees paid to a company controlled by the President of the Company	37,500	30,300
Property supervision fees paid to a company controlled by the President of the Company	40,642	33,300
Rent paid to a company with common officers and directors	20,250	11,577

	98,392	75,177

[b]

The amount of $Nil (2005 - $315) is due to the President of the Company and is non-interest bearing, unsecured and due on demand.

[c]

The amount of $16,111 (2005 - $14,417) is due to a company controlled by the President of the Company and is non-interest bearing, unsecured and due on demand.

[d]

The amount of $117,909 due to a company with common officers and directors represents accumulated costs for shared office expenses, administration wages and rent. As at March 31, 2005, the balance of $63,357 was due from this company. This amount is non-interest bearing, unsecured and due on demand.

[e]

Share subscriptions receivable of $177,000 (2005 - $20,000) is due from officers/directors for shares issued pursuant to the exercise of options and warrants. The amount is non-interest bearing, unsecured and due on demand. The amount of $110,000 was received subsequent to year end.

[f]

See Note 4[a] for mineral property option agreements with related parties.

10.

Income Taxes

The tax effects (computed by applying the Canadian federal and provincial statutory rate of 35.62%) of the significant temporary differences which comprise future tax assets and liabilities are as follows:

	2006	2005

Future income tax assets

Resource pools	$112,000	$234,000
Non-capital loss carry forwards	335,000	238,000

Total gross future income tax assets	447,000	472,000
Valuation allowance	(447,000)	(472,000)

Net future income tax asset	$–	$–

10.

Income Taxes (continued)

  At March 31, 2006, the Company has non-capital losses carried forward of approximately $940,000 which are available to offset taxable income earned in Canada. These non-capital loss carryforwards expire as follows:

	$		$
2007	38,000	2014	92,000
2008	44,000	2015	278,000
2009	67,000	2026	340,000
2010	81,000

At March 31, 2006, the Company had cumulative Canadian Exploration Expenses of $451,000 which are deductible at a rate of 100% each year against future years’ taxable income and have no expiry date.

At March 31, 2006, the Company had cumulative Canadian Development Expenses of $1,285,000 which are deductible at a rate of 30% each year against future years’ taxable income and have no expiry date.

At March 31, 2006, the Company had Foreign Exploration and Development Expenses of $282,000 which are deductible at a rate of 10% each year against future years’ taxable income and have no expiry date.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

11.

Subsequent Events

[a]

On April 26, 2006, the Company closed a brokered private placement through an agent, consisting of 6,250,000 flow-through units at a price of $0.55 per flow-through unit for gross proceeds of $3,437,500 and 1,250,000 non-flow-through units at a price of $0.50 per non-flow-through unit for gross proceeds of $625,000. Each flow-through unit consists of one flow-through common share and one half of one transferable warrant with each whole warrant entitling the holder to purchase one non-flow-through common share for eighteen months at $0.70 per share. Each non-flow-through-unit consists of one non-flow-through common share and one half of one transferable warrant, with each whole warrant entitling the holder to purchase one non-flow-through common share for eighteen months at $0.70 per share. In connection with this private placement, the agent was paid an 8% commission consisting of 445,000 units and $102,500 in cash. In addition, the agent received options to purchase up to 750,000 common shares at a price of $0.70 per common share for a period of eighteen months.

[b]

On May 4, 2006, the Company closed a non-brokered private placement of 1,000,000 non-flow-through units at a price of $0.50 per non-flow-though unit for gross proceeds of $500,000. Each unit consists of one non-flow-through common share and one half of one transferable warrant. Each whole warrant entitles the holder to purchase one non-flow-through common share for eighteen months at $0.70 per share. In connection with this private placement, the Company paid finders fee commission which consisted of 22,500 common shares and $6,500 in cash.

11.

Subsequent Events (continued)

[c]

The Company issued 234,500 common shares pursuant to share purchase warrants exercised at $0.35 per share for proceeds of $82,075.

[d]

The Company issued 225,000 common shares pursuant to stock options exercised at $0.40 per share for proceeds of $90,000.

[e]

The Company granted a total of 625,000 stock options exercisable at prices of $0.50 and $0.70 per share for a period of two years.

[f]

The Company received $110,000 from officers/directors for shares issued. See Note 9[e].

Logan Resources Ltd.

Management Discussion and Analysis

For the Year Ended March 31, 2006

INTRODUCTION

The following management discussion and analysis of the financial position of Logan Resources Ltd. (“Company”) and results of operations should be read in conjunction with the audited financial statements and accompanying notes for the year ended March 31, 2006.  The audited annual financial statements together with the following management discussion and analysis are intended to provide readers with a reasonable basis for assessing the financial performance of the Company as well as forward-looking statements relating to potential future performance.  All statements, other than those of historical fact, included in this MD&A, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance such statements will prove accurate and actual results and future events could differ materially from those anticipated in such statements.

DESCRIPTION OF BUSINESS

Logan Resources Ltd. was incorporated in the Province of British Columbia. The Company is engaged in the acquisition, exploration and development of mineral properties in British Columbia, Saskatchewan and the Yukon.  The Company is a reporting issuer in British Columbia and its shares trade on the TSX Venture Exchange under the symbol LGR.

At this time, the Company does not own any operating mines and has no operating income/sales from mineral production. Funding for operations is raised primarily through public and private share offerings.  Future operations and the Company’s ability to meet mineral property option commitments are dependent on the Company’s ability to raise sufficient funding through share offerings or operations to support current and future expenditures. At March 31, 2006, the Company had working capital of $559,214.

Realization of the carrying value of mineral interests is dependent upon funding, the ability of the Company and third parties to bring mineral interests into profitable production, or recovery from sale.

The audited annual financial statements have been prepared on a going concern assumption which contemplates the company will continue in operation and realize its assets and discharge its liabilities in the normal course of operations. Should the going concern assumption not continue to be appropriate, further adjustments to carrying values may be required.

FINANCIAL SUMMARY

During the year, the Company raised $335,000 from private placements of 333,333 units at a price of $0.30 per unit and 940,000 units at a price of $0.25. Through the exercising of 1,596,500 warrants and 350,000 options $489,525 was netted. The company issued 1,213,000 Flow-through shares at $0.25 per share, raising $303,250. A total of $715,377 was spent on mineral interest acquisition and exploration expenditures.  Administration expenses amounted to $555,902, which includes non-cash stock-based compensation totaling $110,842.  There was a net increase in cash of $131,096 for the year.

SELECTED ANNUAL INFORMATION

	March 31, 2006	March 31, 2005	March 31, 2004
Net loss	(179,610)	(571,209)	(147,619)
Net loss per share (basic and diluted)	(0.01)	(0.03)	(0.02)
Total assets	2,479,672	1,611,132	713,204

As the Company has no revenues, increased activity causes increased losses. Other losses can be caused by write-downs or write-offs of assets which do not follow a trend. The future income tax recovery and gain on sale of marketable securities resulted in decreasing the overall loss for the company.

RESULTS OF OPERATIONS

Net loss in the current year was $179,610 compared to $571,209 for the prior year, reflecting a net overall improvement of $391,599.  Significant line item changes were as follows:

•

Provision for future income tax recoveries of $277,925 was made.

•

Mainly due to lower expected volatility or fluctuation in share price the non-cash Stock-based compensation decreased by $155,101. Management fees increased by $10,730 as an incentive to increase productivity.

•

Office expense increased by $21,796 mainly due to increased costs of the new premises.

•

Travel and promotion increased by $66,419 due to increased efforts to raise the profile of the company.

SUMMARY OF QUARTERLY RESULTS

(Prepared in accordance with Canadian generally accepted accounting principals and expressed in Canadian dollars)

	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
Net loss before tax	(106,085)	(73,320)	(204,999)	(73,131)	(184,221)	(101,500)	(103,207)	(182,281)
Net loss per share (Basic and Diluted)	(0.005)	(0.004)	(0.01)	(0.004)	(0.012)	(0.01)	(0.01)	(0.02)

LIQUIDITY

As at March 31, 2006, the Company had working capital of $559,214 which management considers sufficient to continue operations for the coming year. However, there are insufficient funds to meet all property commitments listed below, as they now stand. The Company will be seeking further funds, from private placement financings, to meet these commitments or may seek extensions to the exploration schedule.  Also, in the longer term, in order to continue operations, and in particular, to fund ongoing expenditure commitments listed below and in the notes to the financial statements, the Company will need to raise additional capital. The Company plans to do this through private placements and public offerings. Subsequent to the year end, the Company raised a total of $4,562,500 through brokered and non-brokered private placements (for more detail refer to ‘Subsequent Events’ below).

CAPITAL RESOURCES AND EXPLORATION EXPENDITURE COMMITMENTS

The Shell Creek, Heidi, Cheyenne and Albert Creek properties are held under option agreements.  Under these agreements the Company must make various cash and stock payments and incur exploration expenditures by various deadlines.  Details of these requirements are listed in the notes to the audited annual financial statements.

At the date of this report, all cash payments on the above four property options were up to date and all share payments have been made. Extensions have been received for all exploration expenditure commitments that have not yet been met.

Under the Cheyenne and Heidi options, cash expenditure requirements for the year ahead amount to approximately $110,000. The Albert Creek, Antler Creek, Carswell and Redford properties have no further payment requirements, beyond the exploration required for standard assessment to keep the claims in good standing.  The 75% interest now held in the Albert Creek property can be increased by a further issue of shares at the option of the Company (see notes to financial statements).

OUTSTANDING SHARE CAPITAL

As at July 24, 2006, the Company had the following number of securities outstanding:

Common shares issued and outstanding	31,108,863
Share purchase warrants	7,939,000
Share purchase options	2,900,000
Fully diluted share Capital	41,947,863

RELATED PARTY TRANSACTIONS

For details of related party transactions, the reader is directed to Note 9 and comments included in the March 31, 2006 audited annual financial statements.

EXPLORATION EXPENDITURES

The Company spent a total of $485,750, net of tax credits recoverable of $81,559, on exploration in the current period. The focus of the work in the current period was on the Company’s Shell Creek, Yukon mineral interests where expenditures totaled $343,709 net of tax credits of $80,529, recoverable.  A total of $142,041, net of tax credits of $1,030, recoverable, was spent on the Company’s remaining mineral interests.  Full details on exploration expenditures are disclosed in Note 4 accompanying the audited annual financial statements. See the mineral property update below, for further details of activities.

MINERAL INTERESTS UPDATE

Albert Creek (British Columbia)

The Albert Creek property is located in the Laird Mining Division, in northern BC about 60 km west/southwest of Watson Lake, Yukon.  The regional geology is favorable for two kinds of deposits- sedimentary exhalative (Sedex) Zn-Pb-Ag and Polymetalic manto Zn-Pb-Ag.

During the financial year ending March 31, 2006, Logan carried out an exploration program consisting of line cutting, soil geochemistry and magnetic and horizontal loop electromagnetic geophysical surveys.  No significant mineralization was found near surface.  A report dated January 2006 by J.L. LeBel, P.Eng recommends a deep penetrating electromagnetic survey to explore for mineralization at depth greater than 100 m.

Logan Resources Ltd. accepted written confirmation from Forsys Metals Corp. canceling their option to acquire a 51% interest in the property in British Columbia.  The option was granted pursuant to an option agreement entered into between the Company and Forsys Metals Corp. dated April 15, 2004, as amended by an Amendment Agreement dated July 16, 2004.  Forsys Metals Corp. is focusing on its projects in Namibia, Africa. Logan earned 75%, but has the right to earn 100% interest, subject to a 2% net smelter royalty, in eleven mineral claims (159 units). This option is exercisable in three stages, two already completed. To exercise the third stage (earning the remaining 25% interest) the company must issue a further 360,000 shares by September 30, 2007. The Company will have the right to acquire 50% of the NSR by paying $1,000,000 to the Optioners by September 30, 2008.

The Albert Creek claims are in good standing until 2010 and the property is available for option.

Antler Creek (British Columbia)

Logan Resources Ltd. is seeking a joint venture partnership for the Antler Creek property.

Cheyenne (Yukon)

The Cheyenne Gold Project is 60 km northeast of Dawson City, 1.5 km east of the Dempster Highway,  and 30 km west of Logan’s Heidi gold property in the Mayo Mining District, Yukon Territory. Logan entered into a property option agreement with Shawn Ryan, of Dawson City, Yukon, to acquire a 100% interest, subject to a 2% NSR, in the Cheyenne Gold Project. The property optioned from Ryan initially comprised of 212 mineral claims covering 10,300 acres (4,172 hectares). Under the terms of the property agreement, Logan has the right to earn a 100% interest in the Cheyenne property by:

▪

paying Ryan $300,000,

▪

issuing 1,000,000 common shares in the capital of Logan Resources Ltd. to Ryan, and

▪

incuring $500,000 of exploration expenditures on the property,

in stages over a period of 4 years. Ryan retained a 2% NSR, and the Company has the option to purchase 1% of the NSR for $2,000,000 with the right of first refusal on the other 1% NSR. The Company and Ryan dealt at arms length, and no finders fees were payable with respect to the option. If the property is not in production by March 1, 2015, advance royalty payments will be made to the Optionor of $25,000 per year for four years starting March 1, 2015.

Mineralized quartz veins are reported on the Cheyenne property, by previous operators as cutting a sequence of Proterozoic to lower Cambrian Hyland Group sedimentary rocks. The veins are up to 1 m in width and are tens of meters long.  Assays are reported as high as 10% copper, 3% lead, 2.5% zinc, 300g/t silver and 30g/t gold. In other areas chip samples returned values as high as 270g/t gold. A historical drill program reported assay results up to 21g/t gold across 3.1 m.

Logan staked 152 more claims around the initial property optioned from Ryan and the Cheyenne gold project now consists of 364 mineral claims. The Company plans to carry out an aggressive exploration program on the Cheyenne property.

Redford (British Columbia)

Logan Resources Ltd. is seeking a joint venture partnership for the Redford property.

Shell Creek (Yukon)

Logan Resources Ltd. increased the size of its Shell Creek property, located 75 kilometres (~47 miles) northwest of Dawson City, in west-central Yukon and it now comprises 628 mineral claims. The year ending 31 March 2006 exploration program, encouraged by positive results of regional geology, geochemical (stream sediments) and geophysical (aeromagnetics) data, was directed to evaluate the potential for the existence of copper-uranium-gold mineralization in the Proterozoic-age rocks on the property. This 2005 program completed by the Company consisted of a detailed helicopter-borne magnetic survey, a soil geochemical survey over the Shell Creek ridge, an orientation induced polarization survey and a gravity survey. An extensive drill program is planned for 2006/ 2007.

Geophysics Survey

The 2006 fieldwork program for the Shell Creek property began in the first week of June and the geophysical surveys were conducted by Aurora Geosciences Ltd. Three widely spaced reconnaissance lines of modified pole-dipole induced polarization/apparent resistivity (IP/Res) were surveyed totaling 16.7 kilometres with dipole separations of 25, 50 and 100 metres. There were 55 gravity readings at spacing of approximately 1 square kilometre were collected over the Shell Creek property.

The preliminary review of the Induced Polarization /Resistivity  (IP/Res) geophysical surveys completed on the property detected a well-defined, near surface anomaly that was mapped over a distance of 300 metres and a deeper 100 to 150-metre long anomaly to the immediate west. Anomalous copper assays of up to 230 ppm and 80 ppb gold are coincident with the near surface IP/Res anomaly. Both anomalies lie on the north side of an oblong 2.5 (E-W) x 1.5 (N-S) kilometre gravity high with amplitude of greater than one milligal. These encouraging results define a significantly anomalous area that warrants on extensive drill program.

Soil Geochemical Survey

In 2006, silt geochemistry surveys were completed by Ryanwood Exploration under the supervision of the Company’s geologist, Mark Terry. Approximately 1,000 soil samples were collected at 50 meter intervals on lines 250 meters and 500 meters apart over an area of 8.5km by 1.5km and the samples were sent to Acme Labs in Vancouver for analysis. Preliminary interpretation of the assay results show a significant east west copper anomaly over the entire length of the grid with some scattered gold and uranium anomalous numbers.

The results of the 2006 program were successful in providing a preliminary assessment of the potential for Olympic Dam-type mineralization.

NI 43-101

An independent, NI 43-101 compliant, report on its Shell Creek Property, was written by Ontario based consulting geologist Peter T. George, P. Geo., the report was filed with the BC Securities Commission.

In his report, Mr. George stated that the regional geological setting of the Shell Creek area suggests that there is potential for Olympic Dam-type copper-uranium-gold mineralization in the area. This suggestion is supported by gold showings on the property plus anomalous copper and uranium stream sediment geochemical samples.

As the results of the 2006 program were successful in providing a preliminary assessment of the potential for Olympic Dam-type mineralization, Mr. George concluded that a drill program is warranted for the property and recommended that such a program be commenced in the 2006/ 2007 field season to explore for Olympic Dam-type mineralization on the property.

Mr. George recognizes a 6 kilometre by 3 kilometre area (18 square kilometres) that is underlain by anomalous copper-gold values, oblique structural trends not reflected on the near surface structural trends, and correlates with a regional gravity high. From this data Mr. George concludes that the area warrants follow-up by drilling and has recommended 10 drill holes totalling 4,000 meters to provide an initial test of the 18 square kilometre area. Additional prospecting, and mapping are also recommended for the 2006/ 2007 field season.

Heidi (Yukon)

The Heidi Property is comprised of 54 mining claims covering approximately 1,000 hectares, and is located approximately 95 km east-northeast of Dawson, Yukon and approximately 30 km east of the Dempster Highway. The property is now drill ready, and an extensive diamond drill program is planned. The Company is also seeking a joint venture partnership for this property

NI 43-101 Report

Logan filed an independent NI 43-101 compliant report on the property with the B.C. Securities Commission.  The author of the report is Mr. Peter T. George, P. Geo., a consulting geologist based in Hamilton, Ontario.

The property was originally discovered by Homestake Canada Limited in 1995 while looking for a POGO type deposit. An induced polarization survey conducted by Logan Resources Ltd. in 2004 coincides with Homestake’s soil gold-arsenic geochemical anomalies. Mineralization consists of massive to disseminated stratabound arsenopyrite, pyrite and stibnite/jamesonite in Proterozoic limestone and calcareous grit units.  This mineralization is thought to be probably related to a middle Cretaceous Tombstone-type intrusive which has not been exposed by erosion.  The target area is proximal epithermal gold mineralization in the alteration zone at the upper contact of the intrusive. Homestake allowed the property to lapse in 1996 after completing a program of prospecting, mapping, soil sampling and trench sampling.  Trench results returned values up to 2.93 g/t gold.

The report by Mr. George reviews the results of earlier work by Homestake (1995 – 1996) and work completed in 2003 by the vendor, which consisted of further geochemical sampling, a magnetometer survey and several induced polarization test lines across coincident gold–arsenic geochemical anomalies.  Company sampling during the course of its 2004 due diligence examination confirmed gold values reported by Homestake and independent grab samples which assayed up to 19.9 g/t gold.

Based on the results of both historical work (Homestake, 1995-1996), work by the vendor (2003) and the Company (2004), Mr. George concludes that the geological setting of the Heidi Property is permissive for epithermal gold mineralization in association with Tombstone Intrusives. He recommends an initial program of drilling of 1,600 metres in 8 holes to evaluate the current target area.  If successful, this would be followed by induced polarization and in-fill drilling.  The estimated cost of the initial Phase 1 budget is $480,000 and the estimated cost of the Phase 2 budget is $1,565,000 resulting in a total estimated budget estimate for Phases 1 and 2 of $2,045,000.

Carswell Dome (Saskatchewan)

In 2005, the Company staked 2 claims on the Carswell Dome Formation, Athabasca Basin, Saskatchewan, covering an area of 7,552 hectares (18,661 acres). The Company optioned the property to ESO Uranium Corp. (formerly Essendon Solutions Inc.). Pursuant to the agreement dated March 15, 2005, the Company granted ESO Uranium Corp. (ESO) the option to earn 50% interest in uranium mineral claims by:

•

paying $25,000

•

issuing up to 200,000 common shares in the capital of ESO at a deemed price of $0.25

•

fulfilling a work commitment of $300,000 on the property over 3 years.

ESO Uranium Corp. drilled the property this year, the results from this drill program are as follows:

▪

Two of the eight holes underlying the Gorilla Lake claims (18,661 acres) intersected uranium mineralization.

▪

Drill hole CLU-01 intersected 0.46% U3O8 over 1.5 metres.

▪

Drill hole CLU-07 intersected two zones of mineralization. One zone intersected 0.17% U3O8 over 7.0 metres from 153.0 to 160.0 metres, which included a 1 metre section of 0.82% U3O8. The second zone contained 0.20% U3O8 over 2.0 metres from 175.0 to 177.0 metres.

▪

Five of the remaining six holes (CLU-02, CLU-03, CLU-04, CLU-05, CLU-08) did not intersect significant uranium mineralization and one hole (CLU-06) was abandoned.

 However, the location and direction of those holes in addition to the two that intersected U3O8 mineralization provided valuable structural and lithological information that helped identify a virtually untested uranium structure and further defined the model. ESO Uranium has since traced that structure along surface for 700 metres.  This structure represents a prime target for a continued drill program that could commence after spring breakup.  ESO Uranium is earning a 50% interest in Logan’s property.

SRC Geoanalytical Laboratories of Saskatoon, Saskatchewan performed the sample preparation and uranium and multi-element analysis. The attached table below was prepared and provided by ESO Uranium Corp.

SUBSEQUENT EVENTS

•

On April 26, 2006, the Company closed a brokered private placement through an agent, consisting of 6,250,000 flow-through units at a price of $0.55 per flow-through unit for gross proceeds of $3,437,500 and 1,250,000 non-flow-through units at a price of $0.50 per non-flow-through unit for gross proceeds of $625,000. Each flow-through unit consists of one flow-through common share and one half of one transferable warrant with each whole warrant entitling the holder to purchase one non-flow-through common share for eighteen months at $0.70 per share. Each non-flow-through-unit consists of one non-flow-through common share and one half of one transferable warrant, with each whole warrant entitling the holder to purchase one non-flow-through common share for eighteen months at $0.70 per share. In connection with this private placement, the agent was paid an 8% commission consisting of 445,000 units and $102,500 in cash. In addition, the agent received options to purchase up to 750,000 common shares at a price of $0.70 per common share for a period of eighteen months.

•

On May 4, 2006, the Company closed a non-brokered private placement of 1,000,000 non-flow-through units at a price of $0.50 per non-flow-though unit for gross proceeds of $500,000. Each unit consists of one non-flow-through common share and one half of one transferable warrant. Each whole warrant entitles the holder to purchase one non-flow-through common share for eighteen months at $0.70 per share. In connection with this private placement, the Company paid finders fee commission which consisted of 22,500 common shares and $6,500 in cash.

•

The Company issued 234,500 common shares pursuant to share purchase warrants exercised at $0.35 per share for proceeds of $82,075.

•

The Company issued 225,000 common shares pursuant to stock options exercised at $0.40 per share for proceeds of $90,000.

•

The Company granted a total of 625,000 stock options exercisable at prices of $0.50 and $0.70 per share for a period of two years.

•

The Company received $110,000 from officers/directors for shares previously issued for options and warrants exercised.

•

Shell Creek, Heidi & Cheyenne properties is now drill ready and an extensive exploration program is underway.

•

On July 5, 2006, the Company appointed Michael Hibbitts of Coquitlam B.C., to the position of Vice President, Exploration. Mr. Hibbitts is a Professional Geoscientist with over 25 years of mining and exploration experience with particular emphasis on early stage exploration and the development of deposits and geological systems. He spent the past two years with New Gold Inc. as Vice President Exploration and Development, responsible for the underground development and exploration for the New Afton Mine.  Prior to that he spent six years with Northgate Exploration Ltd. where he was instrumental in the development of British Columbia's Kemess Mine from the initial stages to production at 53,000 tonnes per day. He gained extensive surface and underground mining experience through other key positions with major mining companies, including Noranda Mines and Sherritt Gordon Mines where he supervised feasibility studies and developed mines for production. He is the co-recipient of the 2002 E.A. Scholz Award for Excellence in Mine Development, presented by BC and Yukon Chamber of Mines, for his work on the Kemess Mine Project. He obtained his B.Sc. in Geology from Dalhousie University. Logan Resources Ltd. granted Mr. Hibbitts 250,000 incentive stock options priced at $0.45 for a period of two years.

ADDITIONAL INFORMATION

Additional information relating to the Company’s operations and activities can be found by visiting the Company’s website at www.loganresource.ca and by accessing the Company’s news releases and filings on the SEDAR website: www.sedar.com and SEC website: www.sec.gov .

LOGAN RESOURCES LTD.

Suite 1640 - 1066 WEST HASTINGS STREET

VANCOUVER

BRITISH COLUMBIA

V6E 3X1

TEL: (604) 689-0299

FAX: (604) 689-0288

TOLL FREE- CANADA: 1(877) 689-6130

TOLL FREE- USA: 1(800) 665-3772

CORPORATE INFORMATION

1.

DIRECTORS

Seamus Young, Vancouver, British Columbia

Peter F. Cummings, Delta, British Columbia

Judith T. Mazvihwa, Vancouver, British Columbia

F. Charles Vickers, Jr., Texas

Clifford H. Frame, Toronto, Ontario

2.

OFFICERS

Seamus Young, President and CEO

Judith T. Mazvihwa, CFO

Michael W. Hibbitts, VP Exploration

3.

REGISTERED OFFICE AND LEGAL COUNSEL

Miller Thomson LLP

Robson Court

1000-840 Howe Street

Vancouver, BC

V6Z 2M1

4.

AUDITORS

Manning Elliott Chartered Accountants

11th Floor

1050 West Pender Street

Vancouver, BC

V6E 3S7

5.

TRADE SYMBOL

LGR-V TSX-Venture

LGREF- PK (USA)

Form 52-109F1 - Certification of Annual Filings

I, Seamus Young, CEO, of Logan Resources Ltd., hereby certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Logan Resources Ltd., (the issuer) for the period ending 31 March, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date:

28 July, 2006

“Seamus Young”
_____________________________________
Seamus Young

President and CEO

Form 52-109F1 - Certification of Annual Filings

I, Judith T. Mazvihwa, CFO, of Logan Resources Ltd., hereby certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Logan Resources Ltd., (the issuer) for the period ending 31 March, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

b.

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date:

28 July, 2006

“Judith T. Mazvihwa”
_____________________________________
Judith T. Mazvihwa

CFO